October 20, 2015

VIA EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Acadia Healthcare Company, Inc.

Registration Statement on Form S-4

File Number 333-207374

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Acadia Healthcare Company, Inc. (the “Company”), requests acceleration of the effective date of the above-captioned Registration Statement, as then amended, so that it will become effective at 11:00 a.m., Eastern time, on Thursday, October 22, 2015, or as soon as practicable thereafter.

In connection with this request to accelerate the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (615) 861-6000 or the Company’s legal counsel, James H. Nixon III of Waller Lansden Dortch & Davis, LLP at (615) 850-8855.

Very truly yours,

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President, General Counsel and Secretary